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January 2, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Legacy Builder Variable Life Separate Account Withdrawal of Registration Statement Filed on Form S-6 (File No. 333-86233)

Dear Sir or Madam:

On behalf of the Legacy Builder Variable Life Separate Account (the "Separate Account"), PFL Life Insurance Company ("PFL") hereby requests, pursuant to Rule 477 under the Securities and Exchange Act of 1933, as amended (the "1933 Act"), that the above-referenced registration statement on Form S-6 (File No. 333-86233) be withdrawn. The registration statement was filed on August 31, 1999.

After filing the registration statement, the management of PFL determined that the flexible premium variable life insurance policy (the "Policy") that is the subject of the registration statement in File No. 333-86233 would not be offered or sold to the public. PFL has neither offered nor sold the Policy nor does it intend to offer or sell it in the future.

Please direct any questions regarding this request to me at 319-297-8121. Thank you for your assistance with this matter.

Sincerely,

/s/ Frank A. Camp

Frank A. Camp
Vice President and
Division General Counsel